FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated January 30, 2023

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 30 January, 2023

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 30 January 2023
Directorate Change

Exhibit 99

London, 30 January 2023

Unilever appoints Hein Schumacher as new CEO

Unilever today announced the appointment of Hein Schumacher as its new Chief Executive Officer, following an extensive, global search process. Hein will replace Alan Jope, who announced in September 2022 his intention to retire from Unilever.

Hein is currently CEO of the global dairy and nutrition business Royal FrieslandCampina and became a Non-Executive Director of Unilever in October last year. He will begin as Unilever CEO on 1 July 2023, after a one-month handover period.

Hein is a business leader with an excellent track record across multiple leading companies in the consumer goods industry. As CEO of Royal FrieslandCampina, an €11bn turnover business operating in over 40 countries, he has delivered significant portfolio and organisation change as part of transforming it into a more focused, growth-driven and sustainable business.

Prior to joining Royal FrieslandCampina as CFO in 2014, Hein worked for H.J. Heinz for over a decade - during a time of significant change at the company - across the US, Europe and Asia. In his last four years at Heinz, he was based in China, where he led a turnaround of the Asia Pacific zone. Hein began his career in finance at Unilever, before joining Royal Ahold NV.

Unilever Chairman Nils Andersen said: "We are delighted to welcome Hein as our new Chief Executive, after an extensive, global search process. Hein is a dynamic, values-driven business leader who has a diverse background of experiences and an excellent track record of delivery in the global consumer goods industry. He has exceptional strategic capabilities, proven operational effectiveness, and strong experience in both developed and developing markets. The Board looks forward to Hein realising the full potential of Unilever as a winning business which delivers long-term growth and value for all its stakeholders.

"I would also like to take this opportunity to thank Alan for his leadership of Unilever.  The changes he has made to the company's strategy, structure and organisation leave Unilever far better positioned for success. Alan will continue to lead Unilever until the end of June. He will be retiring after a tremendous 37-year career with our business."

Hein said: "I am delighted to have been appointed to lead Unilever. It is a business with an impressive global footprint, a strong brand portfolio, a talented team and an enviable reputation as a leader in sustainability. In my time serving on the Board, I have only become more convinced by the strength of Unilever's fundamentals and its clear growth potential. I will be very focused on working with the Unilever team to deliver a step-up in business performance, as we serve the billions of people around the world who use its products every day."

There are no additional matters that require disclosure under 9.6.13R of the UK Listing Rules.

Notes to Editors

●
 Hein Schumacher will be appointed Unilever CEO Designate on 1 June 2023 and will be appointed Unilever CEO on 1 July 2023.
●
 Alan Jope will step down from the Unilever Board on 1 July.

CEO Remuneration

Hein Schumacher will receive annual fixed pay of €1.85m, be eligible to receive annual bonus and Performance Share Plan awards, and relocation support, all in line with Unilever's existing remuneration policy. His salary puts him at the median of our benchmark companies.

He will also receive share-based awards to replace the loss of incentive payments from his previous employer.  Further details of his remuneration arrangements will be set out in the 2022 Directors' Remuneration Report.

Biography

Hein Schumacher, 51, is a global business leader with an excellent track record across multiple leading companies in the consumer goods industry.

He has been CEO of Royal FrieslandCampina, an €11bn business operating in over 40 countries - and with products sold in over 100 - since January 2018. During this time, Hein has delivered significant portfolio and organisation change as part of transforming it into a more focused, growth-driven and sustainable business. Prior to his appointment as CEO, Hein was Royal FrieslandCampina's Chief Financial Officer for three years.

Prior to joining Royal FrieslandCampina, Hein worked for H.J. Heinz for over a decade - during a time of significant change at the company. In 2008 he was appointed Chief Strategy Officer, before moving to China in 2011 as its President and CEO. In 2013, he was appointed Executive Vice President of Kraft Heinz's Asia Pacific Zone and led a successful turnaround of the business, which spanned China, Indonesia, India, Japan and Oceania.

Earlier in his career, Hein worked in finance as Corporate Controller, Asia and Central America for Royal Ahold NV. He began his career at Unilever.

Hein holds a Masters degree in Political Science and International Relations from University of Amsterdam.

He is married, with three children.

This announcement contains inside information. This is a public announcement pursuant to article 17 paragraph 1 of the European Market Abuse Regulation (596/2014).

Enquiries
Media:
Jonathan Sibun +44 7779 999 683 / JSibun@tulchangroup.com
Lucila Zambrano +44 7825 273 767 / lucila.zambrano@unilever.com

Investors:
Investor Relations Team investor.relations@unilever.com

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Wellbeing, Personal Care, Home Care, Nutrition and Ice Cream products, with sales in over 190 countries and products used by 3.4 billion people every day. We have 148,000 employees and generated sales of €52.4 billion in 2021.

Our vision is to be the global leader in sustainable business and to demonstrate how our purpose-led, future-fit business model drives superior performance. We have a long tradition of being a progressive, responsible business.

The Unilever Compass, our sustainable business strategy, is set out to help us deliver superior performance and drive sustainable and responsible growth, while:

- improving the health of the planet;

- improving people's health, confidence and wellbeing; and

- contributing to a fairer and more socially inclusive world.

For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website.